                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One)

   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For the fiscal year ended December 31, 1995

                                       OR

   / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from __________________ to _______________

                          Commission file number       0-21602


             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          LCI International 401(k) Savings Plan

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         LCI International, Inc.
                         8180 Greensboro Drive
                         Suite 800
                         McLean, Virginia  22102
                         703-442-0220

                              REQUIRED INFORMATION



The following financial statements and schedules for the LCI International 401(k) Savings Plan are being filed herewith:

Description                                                                                   Page No.
- -----------                                                                              ----------------
Report of Independent Public Accountants                                                         3

Statements of Net Assets Available for Plan Benefits with
  Fund Information as of December 31, 1995 and 1994                                            4 - 5

Statement of Changes in Net Assets Available for Plan
  Benefits with Fund Information for the Year Ended                                              6
  December 31, 1995

Notes to Financial Statements and Schedules                                                    7 - 11


Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1995                                                               12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1995                                                           13

Signature                                                                                        14



The following exhibit is being filed herewith:

  Exhibit No.                            Description                                     Page No.
 -------------                  --------------------------------                         --------
       1                        Consent of Independent Public                               16
                                  Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the LCI International
    401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits with fund information of the LCI INTERNATIONAL 401(k) SAVINGS PLAN (the Plan) as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, net assets available for plan benefits with fund information of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits with fund information for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 ARTHUR ANDERSEN LLP

Columbus, Ohio,
June 26, 1996

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1995




                                                   CIGNA          CIGNA         Warburg        Warburg         LCI
                                                Guaranteed      Guaranteed      Capital        Emerging      Common
                                                Short-Term      Long-Term     Appreciation     Growth         Stock
                                                 Account         Account        Account        Account       Account
                                              ------------     ------------   ------------   -----------  -------------
ASSETS:
Investments -
   Investments, at market value                  $       -      $         -      $1,953,232    $1,592,475   $ 1,517,020
   Investments, at contract value                  445,900        3,453,093               -             -             -
   Participant loans                                     -                -               -             -             -
                                              ------------     ------------   -------------  -----------  -------------
            Total investments                      445,900        3,453,093       1,953,232     1,592,475     1,517,020
                                              ------------     ------------   -------------  -----------  -------------

Receivables -
   Employer contributions                            1,398            7,468           4,523         7,253         7,445
   Employee contributions                            3,758           25,975          15,979        29,150        22,632
   Loan  interest                                       15              406             127           157            70
                                              ------------     ------------   -------------  -----------  -------------
            Total receivables                        5,171           33,849          20,629        36,560        30,147
                                              ------------     ------------   -------------  -----------  -------------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                       $ 451,071      $ 3,486,942      $1,973,861    $1,629,035   $ 1,547,167
                                              ============     ============   =============  ============ =============


                                                Loan Fund     Total
                                               ----------  -----------
ASSETS:
Investments -
   Investments, at market value                $       -    $5,062,727
   Investments, at contract value                            3,898,993
   Participant loans                             256,127       256,127
                                               ----------  -----------
            Total investments                    256,127     9,217,847
                                               ----------  -----------

Receivables -
   Employer contributions                              -        28,087
   Employee contributions                              -        97,494
   Loan  interest                                      -           775
                                               ----------  -----------
            Total receivables                          -       126,356
                                               ----------  -----------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                                     $ 256,127    $9,344,203
                                               ==========  ===========





  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1994




                                           Principal          CIGNA           CIGNA          Warburg
                                          Guaranteed        Guaranteed      Guaranteed       Capital
                                           Interest         Short-Term      Long-Term      Appreciation
                                           Accounts          Account         Account         Account
                                         -----------      -------------  -------------   -------------
ASSETS:
  Investments -
     Investments, at market value        $       -         $       -     $         -     $ 1,249,955
     Investments, at contract value        542,487           320,129       2,427,649
     Participant loans                           -                 -               -               -
                                         -----------      -------------  -------------   -------------
             Total  investments            542,487           320,129       2,427,649       1,249,955
                                         -----------      -------------  -------------   -------------

  Receivables -
    Employer contributions                       -             1,777          11,515           5,480
    Employee contributions                       -             5,524          43,376          17,076
                                         -----------      -------------  -------------   -------------
             Total receivables                   -             7,301          54,891          22,556
                                         -----------      -------------  -------------   -------------


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                               $ 542,487         $ 327,430     $ 2,482,540     $ 1,272,511
                                         ===========      =============  =============   =============


                                            Warburg        LCI
                                           Emerging       Common
                                            Growth        Stock
                                            Account      Account      Loan Fund         Total
                                        ------------  -----------    -----------    ------------
ASSETS:
  Investments -
     Investments, at market value       $ 686,979     $ 476,241      $       -      $ 2,413,175
     Investments, at contract value                                                   3,290,265
     Participant loans                          -             -        232,205          232,205
                                        ------------  -----------    -----------    ------------
             Total  investments           686,979       476,241        232,205        5,935,645
                                        ------------  -----------    -----------    ------------

  Receivables -
    Employer contributions                  7,333         4,031              -           30,136
    Employee contributions                 21,686        10,208              -           97,870
                                        ------------  -----------    -----------    ------------
             Total receivables             29,019        14,239              -          128,006
                                        ------------  -----------    -----------    ------------


NET ASSETS AVAILABLE FOR PLAN
  BENEFITS                              $ 715,998     $ 490,480      $ 232,205      $ 6,063,651
                                        ============  ===========    ===========    ============





  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                     Principal        CIGNA         CIGNA              Warburg
                                                    Guaranteed     Guaranteed     Guaranteed           Capital
                                                     Interest      Short-Term      Long-Term        Appreciation
                                                     Accounts        Account        Account            Account
                                                   -----------    -----------  ----------------    ---------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income -
    Interest                                       $  36,247      $  17,219     $   156,902        $         -
    Net appreciation in fair value of
      investments                                        -              -                 -            496,245
                                                   -----------    -----------  ----------------    ---------------
                                                      36,247         17,219         156,902            496,245
                                                   -----------    -----------  ----------------    ---------------
  Contributions -
    Employer                                             -           30,427         177,317             92,443
    Employee                                             -           98,839         770,807            324,194
                                                   -----------    -----------  ----------------    ---------------
                                                         -          129,266         948,124            416,637
                                                   -----------    -----------  ----------------    ---------------
             Total additions                          36,247        146,485       1,105,026            912,882
                                                   -----------    -----------  ----------------    ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants (including
    loans)                                          (122,409)       (66,911)       (453,332)          (196,882)
  Loan repayments (including interest)                   -            4,876          56,157             24,552
                                                   -----------    -----------  ----------------    ---------------
             Total deductions                       (122,409)       (62,035)       (397,175)          (172,330)

  INTERFUND TRANSFERS                               (456,325)        39,191         296,551            (39,202)
                                                   -----------    -----------  ----------------    ---------------

             Net increase (decrease)                (542,487)       123,641       1,004,402            701,350

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                  542,487        327,430       2,482,540          1,272,511
                                                   -----------    -----------  ----------------    ---------------

  End of year                                      $     -        $ 451,071     $ 3,486,942        $ 1,973,861
                                                   ===========    ===========  ================    ===============


                                                     Warburg          LCI
                                                     Emerging       Common
                                                      Growth         Stock
                                                     Account        Account        Loan Fund          Total
                                                   -----------    -----------  ----------------    ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income -
    Interest                                        $        -     $        -       $ 19,148      $  229,516
    Net appreciation in fair value of
      investments                                      420,923        441,288              -       1,358,456
                                                   -----------    -----------  ----------------   -----------
                                                       420,923        441,288         19,148       1,587,972
                                                   -----------    -----------  ----------------   -----------
  Contributions -
    Employer                                           140,777        111,273              -         552,237
    Employee                                           483,275        385,903              -       2,063,018
                                                   -----------    -----------  ----------------   -----------
                                                       624,052        497,176              -       2,615,255
                                                   -----------    -----------  ----------------   -----------
             Total additions                         1,044,975        938,464         19,148       4,203,227
                                                   -----------    -----------  ----------------   -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants (including
    loans)                                            (162,440)       (47,538)       126,837        (922,675)
  Loan repayments (including interest)                  30,774          5,704       (122,063)            -
                                                   -----------    -----------  ----------------   -----------
             Total deductions                         (131,666)       (41,834)         4,774        (922,675)

  INTERFUND TRANSFERS                                     (272)       160,057              -               -
                                                   -----------    -----------  ----------------   -----------

             Net increase (decrease)                   913,037      1,056,687         23,922       3,280,552

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                    715,998        490,480        232,205       6,063,651
                                                   -----------    -----------  ----------------   -----------

  End of year                                       $1,629,035     $1,547,167       $256,127      $9,344,203
                                                   ===========    ===========  ================   ===========




  The accompanying notes and schedules are an integral part of this financial statement.

                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1995 AND 1994



 (1)  DESCRIPTION OF THE PLAN

      The following description of the LCI International 401(k) Savings Plan (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions can be found in the Plan document.

      The Plan is a defined contribution plan available to all eligible employees of LCI International, Inc. and subsidiaries (the Company). The Plan was established effective September 1, 1984, and amended effective October 1, 1992, to incorporate changes in the Plan name, custodian, investments, eligibility and vesting. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Certain employees of the Company have been appointed to the Administrative Committee of the Plan.

      The Plan has a group annuity contract with Connecticut General Life Insurance Company (CIGNA or the Custodian). The Custodian pools the Company's funds with those of other pension plans and executes investment transactions. Effective April 1, 1994, the Plan was amended to include LCI Common Stock as an investment option. At December 31, 1995, participants have invested or may invest in one or more of the following accounts.

         o Principal Guaranteed Interest Accounts - Invests in group annuity insurance contracts which provide a guaranteed rate of return based upon the amount, timing and interest rate of each participant's contributions. No further contributions are permitted in this account. As guaranteed interest accounts mature, the balance is transferred to other accounts maintained by the Custodian as directed by the participants. The final balances in these accounts matured on December 31, 1995 and were transferred in full to other investment options.

         o CIGNA Guaranteed Short-Term Account - Invests in short term, money-market securities which provide a guaranteed rate of return based on current investment conditions.

         o CIGNA Guaranteed Long-Term Account - Invests primarily in commercial mortgages and private bond placements which provide a guaranteed rate of return based on current investment conditions.

         o Warburg Capital Appreciation Account - Invests in shares of the Warburg Pincus Counsellors Capital Appreciation Fund, a no-load mutual fund. This fund is invested primarily in common stocks of U.S. based companies. Its investment objective is to generate long-term capital appreciation.

         o Warburg Emerging Growth Account - Invests in shares of Warburg, Pincus Counsellors Emerging Growth Fund, Inc., a no-load mutual fund. This fund is primarily invested in small or medium-sized companies that have passed their start-up phase and show positive earnings and prospects of achieving significant profit in a relatively short period of time. Its investment objective is to maximize capital appreciation.

         o LCI Common Stock Account - Invests in shares of LCI International, Inc. Common Stock. The purpose of this fund is to allow employees to invest in the Company's common stock.

      The employees choose the percentage of their salary to be contributed to the Plan and how it is to be allocated among the five accounts. As limited by the Internal Revenue Code of 1986, as amended (IRC), a participant's pretax deferrals cannot exceed $9,240 in 1995.

      All income is allocated to the members of each fund in the same proportion that the value of their account in the fund bears to the total value of all accounts in such fund.

      The Company provides matching contributions to be allocated to the accounts as directed by the employees. During fiscal year 1994, the Company matched $.25 for each $1.00 contributed up to a maximum of 4% of an employee's salary. Beginning April 1, 1994, the Company changed its matching contributions to $.50 for each $1.00 contributed up to a maximum of 4% of an employee's salary. Effective January 1, 1995, the Company began matching $.50 for each $1.00 contributed up to 6% of an employee's salary. Participants are immediately vested in their salary deferrals plus actual earnings thereon. Vesting in Company matching contributions and earnings thereon, is as follows:

               Years of Service                      Vesting Percent
               ----------------                      ---------------
                  5 or less                                  0%
                 more than 5                               100%

      Employees become eligible as participants in the Plan upon completion of at least one-thousand (1,000) hours credited in a consecutive twelve-month period.

      All administrative expenses are paid by the Company. As permitted by the Plan agreement, forfeitures may be used as an offset to adminstrative expenses or the employer contributions. For the years ended December 31, 1995 and 1994, forfeitures reduced administrative expenses.

      The optional forms of benefit distribution are a single lump-sum payment, installments, or a combination of both. In addition, the Plan includes a provision for employees to make withdrawals from their accounts under certain "hardship" circumstances, if approved by the Trustees. Participants are permitted to borrow against their accounts in accordance with the regulations of the IRC and the Plan provisions.

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

 (2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

      The accompanying financial statements have been prepared on an accrual basis.

      Investments

      The Principal Guaranteed Interest Contracts, CIGNA Guaranteed Short-Term Account and CIGNA Guaranteed Long-Term Account are stated at contract value, which approximates fair value, as reported to the Plan by the Principal and CIGNA. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals. The remaining investments are stated at market value as determined by the Custodian based on the established market prices of the underlying investments.

      Purchases and sales of securities are recorded on a trade-date basis.

      Participant Loans

      Subject to the provisions of the IRC and the Plan, a participant may borrow against the balance in their account. The participant executes a promissory note with an interest rate based on prevailing commercial lending rates. Loan principal and interest are paid over periods ranging from two, but not more than five years. Participant loans are valued at cost which approximates fair value.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

      Reclassifications

      Certain reclassifications have been made to the fiscal year 1994 balances to conform with the 1995 presentation.

(3)   TAX STATUS

      The Plan obtained its latest determination letter on January 8, 1996, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the IRC. The Plan has no amendments that were not included in the above mentioned determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is qualified and that the related trust is tax exempt.


(4)   INVESTMENTS

      The Custodian of the Plan held the Plan's investments and executed the transactions therein. The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994 are as follows:

                                                                       1995                      1994
                                                                       ----                      ----
         Principal Guaranteed Investment Account                  $      -                $    542,487
         CIGNA Guaranteed Short-Term Account                          445,900                  320,129
         CIGNA Guaranteed Long-Term Account                         3,453,093                2,427,649
         Warburg Capital Appreciation Account                       1,953,232                1,249,955
         Warburg Emerging Growth Account                            1,592,475                  686,979
         LCI Common Stock Account                                   1,517,020                  476,241


 (5)  RELATED PARTY

      The Warburg Capital Appreciation Account and the Warburg Emerging Growth Account invest in mutual funds managed by Warburg, Pincus Counsellors, Inc., a wholly-owned subsidiary of E.M. Warburg, Pincus & Co., Inc. E.M. Warburg Pincus & Co., Inc. through affiliates, is a significant shareholder of the Company.


(6)   REQUIRED SCHEDULE INFORMATION

      There is no information to be reported for the following schedules as of and for the year ended December 31, 1995:

         a.  Loans or Fixed Income Obligations.
         b.  Leases in Default or Classified as Uncollectible.
         c.  Nonexempt Transactions.
         d. Assets Held for Investment Purposes Which Were Both Acquired and Disposed of within the Plan Year.

(7)   RECONCILIATION TO FORM 5500

      As of December 31, 1995 and 1994, the Plan had $131,506 and $164,604,
      respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

      The following table reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company for the years ended December 31, 1995 and 1994:

                                                  Benefits                               Net Assets Available
                                                 Payable to         Benefits               for Plan Benefits
                                                 Participant          Paid                    December 31
                                                ------------      -------------    --------------------------------
                                                                                        1995               1994
                                                                                   -------------      -------------
 Financial statement balance                    $   -               $922,675       $9,344,203         $6,063,651
 Accrued benefit payments                        131,506             131,506         (131,506)          (164,604)
 Less: 1994 accrual for benefit payment             -               (164,604)           -                  -
                                                ------------      -------------    -------------      -------------
 Form 5500 balance                              $131,506            $899,577       $9,212,697         $5,899,047
                                                ============      =============    =============      =============

                                                                      SCHEDULE I


                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN

                   EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                PLAN NUMBER 001

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1995



                                                                                                             Market
    Identity of Party or Fund                            Description                             Cost         Value
- ----------------------------------         ----------------------------------------------    -----------   -----------
Connecticut General Life Insurance         Guaranteed Short-Term Account                     $   445,900    $  445,900

Connecticut General Life Insurance         Guaranteed Long-Term Account                        3,453,093     3,453,093

Chase Manhattan Bank                       LCI Common Stock Account                            1,062,042     1,517,020

Connecticut General Life Insurance         Warburg Capital Appreciation Account                1,484,567     1,953,232

Connecticut General Life Insurance         Warburg Emerging Growth Account                     1,172,568     1,592,475

Various Participants                       Participant Loans (Interest rates                     256,127       256,127
                                             ranging from 6.5% to 10.0%)

                                                                     SCHEDULE II
                               LCI INTERNATIONAL

                              401(k) SAVINGS PLAN

                   EMPLOYER IDENTIFICATION NUMBER 31-1115867

                                PLAN NUMBER 001

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995





                                                                           Number of       Purchase          Selling
 Identity of Party Involved            Description of Asset              Transactions        Price            Price
- ----------------------------     ------------------------------          ------------    ------------     ------------
Connecticut General Life         Guaranteed Short-Term Account             Various      $   238,592            N/A
  Insurance

Connecticut General Life         Guaranteed Short-Term Account             Various              N/A        115,745
  Insurance

Connecticut General Life         Guaranteed Long-Term Account              Various        1,736,794            N/A
  Insurance

Connecticut General Life         Guaranteed Long-Term Account              Various              N/A        659,365
  Insurance

Chase Manhattan Bank             LCI Common Stock Account                    68             656,509            N/A

Chase Manhattan Bank             LCI Common Stock Account                    31                 N/A         60,751

Connecticut General Life         Warburg Capital Appreciation                77             545,690            N/A
  Insurance                        Account

Connecticut General Life         Warburg Capital Appreciation                63                 N/A        295,128
  Insurance                        Account

Connecticut General Life         Warburg Emerging Growth Account             80             773,463            N/A
  Insurance

Connecticut General Life         Warburg Emerging Growth Account             63                 N/A        282,875
  Insurance

The Principal                    Guaranteed Interest Contract                 1                 N/A        434,661


                                                                                             Current Value         Net
                                                                             Cost of         at Transaction      Realized
 Identity of Party Involved            Description of Asset                   Asset              Date           Gain(Loss)
- ----------------------------      ----------------------------------      -------------     ---------------     -----------
Connecticut General Life         Guaranteed Short-Term Account            $  238,592            $   238,592          N/A
  Insurance

Connecticut General Life         Guaranteed Short-Term Account               115,745                115,745            -
  Insurance

Connecticut General Life         Guaranteed Long-Term Account              1,736,794              1,736,794          N/A
  Insurance

Connecticut General Life         Guaranteed Long-Term Account                659,365                659,365            -
  Insurance

Chase Manhattan Bank             LCI Common Stock Account                    656,509                656,509          N/A

Chase Manhattan Bank             LCI Common Stock Account                     56,057                 60,751        4,694

Connecticut General Life         Warburg Capital Appreciation                545,690                545,690          N/A
  Insurance                        Account

Connecticut General Life         Warburg Capital Appreciation                250,129                295,128       44,999
  Insurance                        Account

Connecticut General Life         Warburg Emerging Growth Account             773,463                773,463          N/A
  Insurance

Connecticut General Life         Warburg Emerging Growth Account             226,972                282,875       55,903
  Insurance

The Principal                    Guaranteed Interest Contract                434,661                434,661            -

                                   SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             LCI INTERNATIONAL 401(k) SAVINGS PLAN
                             (Name of Plan)



Date:  June 27, 1996         By:      /s/ JOSEPH A. LAWRENCE
                                  ----------------------------------------------
                                  Joseph A. Lawrence
                                  Senior Vice President Finance and
                                  Development and Chief Financial Officer
                                  LCI International, Inc.

                     LCI INTERNATIONAL 401(k) SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                    FOR FISCAL YEAR ENDED DECEMBER 31, 1995



                               INDEX TO EXHIBITS



  Exhibit No.                                      Description                                     Page No.
 ------------                   ----------------------------------------------                     --------
       1                        Consent of Independent Public                                       Page 16
                                  Accountants

       2                        LCI International 401(k) Savings Plan                                  *





*Incorporated By Reference to Exhibit 99(c) and 99  to the LCI International,
 Inc.'s Form S-8 Registration Statements filed on January 19, 1994 and
 March 20, 1996, respectively.

                                                                       EXHIBIT 1





                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 26, 1996, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statements File No. 33-74246 and No. 333-2580 of LCI International, Inc. dated January 19, 1994 and March 20, 1996, respectively.



                                        ARTHUR ANDERSEN LLP


Columbus, Ohio,
 June 26, 1996.